1 July 2011

Mr Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re:	AstraZeneca, Plc
Form 20-F for Fiscal Year Ended December 31, 2010
File No. 1-11960

Dear Mr Rosenberg,

Further to your letter of June 17, please find attached our responses to the comments you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2010.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that these responses provide you with the information you require. Please note that page numbers throughout our response, unless otherwise indicated, refer to our Annual Report and Form 20-F Information 2010.  Where we propose additional or enhanced disclosures these are included in italics in our response to your comments.

Should you have any further queries, please do not hesitate to contact either Paul Kenyon, Senior Vice President Group Finance, on +44 207 604 8070, Andy Chard, Director of Financial Reporting, on +44 1625 517279 or me, on +44 207 604 8052.

Yours sincerely,

/s/ S Lowth
S Lowth
Chief Financial Officer

Business Review

Delivering our Strategy: Research and Development, page 26

1.
In the second paragraph on page 27 you disclose the activity in your R&D pipeline during the year. Please provide us proposed revised disclosure to be included in future periodic reports that identifies the 34 withdrawn projects. In addition, please clarify why these projects were withdrawn; at a minimum, please disclose which projects were withdrawn because of:

•	regulatory action, i.e., rejection of regulatory submission;
•	poorer than anticipated safety or efficacy of the product candidate; or:
•	economic reasons, including excessive cost of development or market for product less than previously anticipated or competing product approved.

Our 2010 Annual Report includes a full breakdown of each of the 34 projects by compound name, therapy area and area under investigation on page 210. We therefore consider that we clearly identify and list those projects that have been removed from the AstraZeneca pipeline in all clinical phases.

As detailed on page 96 of our 2010 Annual Report, the development of any pharmaceutical product candidate is a complex, risky and time-intensive process involving significant financial, R&D and other resources, which may fail at any stage of the process due to a number of factors, including but not limited to:

•	Failure to obtain the required regulatory or marketing approvals for the product candidate or the facilities in which it is manufactured.
•	Unfavourable data from key studies.
•	Adverse reactions to the product candidate or indications of other safety concerns.
•	Failure of R&D to develop new and differentiated product candidates.
•	Failure to demonstrate adequately cost-effective benefits to regulators.
•	The emergence of competing products.

The classification of reasons for termination can be challenging as the decision to terminate a compound in development may be due to more than one of the above factors. However, for significant development compounds in later stage development, the classification will often, although not always, be due to one of the first two reasons listed above; namely regulatory action (rejection of regulatory submission on the basis of which we decide not to pursue further development and resubmission) or poorer than anticipated safety or efficacy of the product candidate. Other projects may be terminated for a number of combined reasons such as the emergence of competing products, failure to develop differentiated product candidates and the other reasons detailed on page 96 of the 2010 Annual Report.

Given the above, we propose to include the following additional disclosure in our 2011 Annual Report (page 27 equivalent):

During 2011 x projects have been withdrawn. Of these x projects, x were withdrawn following failure to obtain the required regulatory or marketing approvals for the product candidate or the facilities in which it is manufactured and x were withdrawn following poorer than anticipated safety or efficacy results. The remaining projects were withdrawn following assessment of the projects against other Product Pipeline Risk factors such as those detailed in the Risk Section on page [•] [2010 Annual Report page reference 96].

2.	For your Development Pipeline products disclosed beginning on page 206, please provide us proposed revised tables to be included in future periodic reports that:

•	indicate the month and the year that the project entered that phase; and
•	identify the significant patents associated with the project and their expiration date and any other relevant information necessary to understand the period of exclusivity for the project.

The development process of a medicine is complex and can take several years to complete. Pages 20 and 21 of our 2010 Annual Report show, for illustrative purposes, an overview of the life-cycle of a medicine with the development phase stretching over seven years. To provide information on the basis of your comment whilst also seeking to aid the user of our Annual Report by providing information in a format that is easy to understand and assimilate, we intend to update our development pipeline tables (for Phase III/Registration and Phase I and II compounds) to include an additional column detailing the year, split by H1 and H2 (reflecting the first or second half of the year), that the compound entered Phase I, II, or III of development. The Development Pipeline table for 2011 will therefore be of the following format:

Compound	Mechanism	Area Under Investigation	Phase	Date Entered Phase	Estimated Filing
					US	EU	Japan	Emerging
[ ]	[ ]	[ ]	[ ]	H2 2011	[ ]	[ ]	[ ]	[ ]

The second part of your comment requests us to provide investors with information necessary to understand the period of exclusivity relating to a project.

On page 31 of the Annual Report we provide patent expiry dates for marketed products. These dates include any patent term extension and paediatric exclusivity periods and therefore indicate the maximum exclusivity period granted by patent rights.

Providing patent expiry dates for development compounds alongside those for the marketed products would, we believe, be misleading because we could only estimate, with a high degree of uncertainty, patent extension terms or provide the minimum patent term information, which might be extended post marketing approval.

The Development Pipeline table on page 206 contains information about products which have not yet received marketing approval.  Many projects in the development pipeline will not become marketed products as, for a number of reasons (as discussed in our response to question 1 above and in our Annual Report), we may decide to discontinue further development of the compound.  In such circumstances, the patent life ceases to be relevant.  Further information about the risks to products in development are set out in the Risk section of the Annual Report under the headings: “Failure to meet development targets”, “Difficulties of obtaining and maintaining regulatory approvals for new products” and “Delay to new product launches”.  Determining when the period of exclusivity granted by patent rights will expire is highly subjective before a product receives marketing approval.  This is because patent term extensions are calculated based on marketing approval dates and are therefore uncertain until the approvals have issued.  Paediatric exclusivity extensions to the standard patent life may be available for some products but are also uncertain until actually awarded.  Therefore before marketing approval is granted one can do no more than estimate what the patent expiry dates could be, which may be misleading.

We therefore do not believe that disclosure of the type of information that you have requested in the second bullet point of your question above is appropriate information to include in our Development Pipeline tables, or elsewhere in our Annual Report or 20-F.

3.
Although your R&D function is significant to your operations, you appear to only provide amounts for total R&D expenses and for total core R&D expenses. In order for us to understand how you manage your R&D function, please provide us a breakdown of R&D expenditures for 2010 and 2009, consistent with your management of these activities; e.g. a breakdown using information provided to the Portfolio Investment Board and or Product Review Board by project, therapeutic class, development phase or other basis consistent with your management of these clinical development activities. If you do not track research and development costs in any manner other than in the aggregate, please provide to us proposed disclosure describing these circumstances to be included in future periodic reports. To the extent that you track R&D costs by project groupings, please provide to us cost information and a description of each of these groupings.

As discussed on our telephone call with you on June 29, 2011, your 2009 Annual Report comment letters of September 28, 2010 (comment 9), November 15, 2010 (comment 2), January 13, 2011 (comment 1) and February 8, 2011 (comments 1 and 2) requested additional information to be disclosed on R&D expenditure. These comments contained the following requests:

•
For each of the 11 pipeline projects in Phase III and other significant pipeline projects in Phase II, disclose the following information: The costs incurred by you during each period presented and to date on the project, including costs reimbursements to your collaboration partners [ ];

•	Provide us a breakdown of research and development expense for 2009 by Therapy Area and by Phase III/II/I/pre-clinical showing any individually significant projects separately.
•
Consider disclosure of quantitative information at a level that is consistent with criteria used by the R&D Executive Committee in their prioritization and funding of discovery and development projects across the Group for each period presented and to date. [  ]. If you do not track R&D expenditures at a level other than the amounts disclosed in your consolidated statement of comprehensive income, please disclose that fact and explain why management does not maintain and evaluate research and development costs at a more detailed level.  Also, for each period presented describe the R&D Executive Committee’s “commercial decisions” that determined “which projects should proceed and what level of investment projects should receive”.

•
Please expand your proposed disclosure to provide greater insight into the criteria used by your R&D Executive Committee/Portfolio Investment Board in its prioritization and funding of discovery and development projects.  Please include the “factors and considerations”, particularly for later stage development projects, that have determined your “commercial decisions as to which projects should proceed and what level of investment (each of these) projects should receive.”

Our final response to the above questions was contained in our letter of March 11, 2011 and we respectfully refer you to this response for full details of the operation of the Portfolio Investment Board and Product Review Board, and the new 2010 disclosures we included in our Annual Report (which were reflected in our March 11 letter) to address the questions you raised.

As discussed by telephone, we have been unable to identify any difference in substance between the question raised in your letter of June 17, 2011 and the above questions in relation to our 2009 Annual Report. Our final answers to your February 8, 2011 letter detailed the exact wording that we had included in our 2010 Annual Report to address the questions raised, and we understood (from both our telephone conference call with your staff members and your final acknowledgement letter) that, given the structure of our Portfolio Investment Board and Product Review Board and the level of information they review to perform their duties, our response met in full your requests for information.

During our telephone call, you requested that we review our present disclosures around key measures used to target R&D performance and spend, and our overall disclosures concerning operation of the Senior Executive Team (‘SET’) with reference to R&D expenditure. We have considered our present disclosures in light of these additional comments and highlight the following points:

•
As disclosed in our March 11 letter, the Company has a target of reinvesting between 40% and 50% of pre-R&D post-tax cash flows in R&D and capital investment. This is identified as one of key targets within the Strategy and Performance section on page 16 of our 2010 Annual Report. We also have targets regarding our pipeline of projects, which are also detailed on page 16.

•	The operations of the SET are detailed in several areas within our Annual Report. On page 145 and 146, under details of Operating Segments, we highlight that:

•
‘Our pharmaceutical business consists of the discovery and development of new products, which are then manufactured, marketed and sold. All of these functional activities take place (and are managed) globally on a highly integrated basis. We do not manage these individual functional areas separately.

•	The operation of the SET is principally driven by the management of the commercial operations, research and development, and manufacturing and supply.
•
In assessing performance, the SET reviews financial information on an integrated basis for the Group as a whole, substantially in the form of, and on the same basis as, the Group’s IFRS Financial Statements.

•
Resources are allocated on a Group-wide basis according to need. In particular, capital expenditure, in-licensing, and research and development resources are allocated between activities on merit, based on overall therapeutic considerations and strategy under the aegis of the Group’s Portfolio Investment Board to facilitate a Groupwide single combined discovery and development strategy.’

As detailed in the above disclosures, R&D performance, along with other functional activities performance, is managed using the basis of the Group’s IFRS Financial Statements, i.e. total R&D expenditure, and neither the SET, or PIB, manage the performance of R&D using sub-categorisations of R&D historic spend.

This is further evidenced by the R&D section of the Delivering Our Strategy section of the Annual Report, from page 26, which focuses on overall R&D expenditure along with other non-financial measures such as projects by phases and staff resources.

We believe that the above disclosures, which supplement those highlighted to you in our letter of March 2011, together with the details provided on the operation of the PIB and Product Review Board in our March 2011 and earlier response letters, explain why we include details of overall R&D expenditure, our target KPIs for R&D and the other R&D non-financial measures in our Annual Report. These are included to both describe the Company’s management of the R&D function and provide users of our financial statements with appropriate information for them to gain an understanding of both the operation of the R&D function and our future product pipeline.

We can confirm that the processes and procedures described in our four responses to your 2009 Annual Report enquiry letters continue to be the basis on which the Portfolio Investment Board and the Product Review Board manage their activities.

Geographical Review

US, page 72

4.
You provide a discussion here and elsewhere in the filing about the Affordable Care Act that was signed into law on March 30, 2010. Please provide revised disclosure to be provided in future filings to quantify the impact this legislation has had to date and/or is expected to have on the company’s operations. If an estimate cannot be made, please indicate such and the reasons why an estimate cannot be made.

With respect to the direct and quantifiable impact of the Affordable Care Act on our operations, we propose to include the following wording in our 2011 Annual Report (updated to reflect 2011 actual balances and 2012 forecasts):

In March 2010, the Affordable Care Act came into force. It has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry as a whole.  For 2010, the impact of higher minimum Medicaid rebates on prescription drugs was a reduction in our pre-tax profit for the period of nearly $260 million.  In 2011, the overall reduction in our profit before tax for the year due to higher minimum Medicaid rebates on prescription drugs, discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee is expected to be approximately $650-$700 million.

The amounts shown above reflect only those effects of the Affordable Care Act that we know have had or will have a direct impact on our financial condition or results of operations and which we are therefore able to quantify based on known and isolatable resulting changes in individual financial items within our financial statements.  There are a number of potential indirect or associated consequences of these legislative developments (which continue to evolve as the new healthcare legislation is implemented), such as, among others, broader changes in access to or eligibility for coverage under Medicare, Medicaid or similar governmental programs, which could indirectly impact our sales of prescription products within the private sector.  By their nature and the fact that these potentially numerous consequences are not directly linked to a corresponding and quantifiable impact on our financial statements, it is not possible to accurately estimate the financial impact of these potential consequences of the Affordable Care Act or related legislative changes when taken together with the number of other market and industry related factors that can also result in similar impacts.

Financial Review

Measuring performance, page 80

5.
Item 10(e)(1)(i)(A) of Regulation S-K requires that IFRS measures be presented with equal or greater prominence than non-GAAP measures. Although you provide your IFRS information prior to your core financial measures in the tables on page 82, you discuss your core operating results before your IFRS operating results in this section and appear to discuss only your core financial measures elsewhere in your filing. As examples, it appears that you discuss only core financial measures in the following disclosures:

•	On the inside cover of your Annual Report you disclose core operating profit and core EPS but not the IFRS equivalents;
•	On page 3 you disclose core R&D expenditures but not the IFRS equivalents;
•	Your strategy and performance disclosures beginning on page 14 appear to disclose only core financial measures; and
•	Your delivering your strategy disclosures beginning on page 26 appear to disclose only core financial measures.

Please provide us proposed revised disclosure to be included in future filings on Form 20-F that provides IFRS information with equal or greater prominence with your core financial measures presented throughout your filing.

We believe that our 2010 Annual Report provides a balanced analysis of GAAP and non-GAAP measures, and that the non-core measures presented in our report supplement the GAAP measures contained therein. Notwithstanding the above, we will include GAAP measures, alongside our core measure, of operating profit and Core EPS on the inside cover or equivalent section of our 2011 Annual Report. We will also include GAAP equivalent measures of our core R&D analysis on the equivalent of page 3 in our 2011 Annual Report and the core measures included in the “Delivering our Strategy” section.

We believe that our use of key non-GAAP measures is an integral part of explaining trends in our GAAP results.  We have historically used non-GAAP measures in our Annual Report where they provide a greater level of insight and analysis in explaining the Company’s performance and future strategy, and where they reflect the metrics used by the Board and senior management in measuring the performance of the Company.

Importantly, we would note that equivalent GAAP measures are clearly provided, in the appropriate context, for all non-GAAP items disclosed in our Annual Report (including the performance measures discussed above), in the reconciliation tables included in the “Financial Review” section (accompanied by detailed explanation under “Measuring performance”), which contains the primary and most detailed and significant discussion of our financial position and results of operations.  We also reflect both core and reported financial information together elsewhere in the Annual Report, where we consider it meaningful and relevant to readers, such as in the “Summary financial and operational information for 2010” on page 4, and expressly state, on the inside front cover of our Annual Report, that for further information as to reported performance and core financial measures as used throughout the Annual Report, readers should refer to the “Financial Review” section.  We believe that these disclosures and formats of presentation fully explain and reconcile our non-GAAP measures to GAAP measures in compliance with both the letter and spirit of Item 10(e)(1)(i)(A) of Regulation S-K, and provide the most meaningful and contextual level of transparency to readers, including as they relate to discussion of non-GAAP measures elsewhere in the Annual Report.

However, we do believe that there are certain isolated instances where the disclosure of a GAAP measure is not appropriate and we therefore do not propose to include equivalent GAAP measures in our Annual Report.  For example, in Our Strategy and Performance section (beginning on page 14 of the 2010 Annual Report) we describe the strategies, challenges and opportunities presented in our marketplace and our specific internal measures of performance against targets put in place in response to these areas. As the performance measures used by the Company to measure the achievement of our objectives are non-GAAP measures, we consider that inclusion of equivalent GAAP measures in such sections would be both misleading to the reader of our financial statements, and not reflective of practices adopted by the Company.

Taxation, page 149

6.
It is apparent that your reconciling item related to differences in effective overseas tax rates in your table on page 150 has increased from a benefit of $8 million or effectively no impact on your effective tax rate in 2008 to a benefit of $333million or effectively a 3.0% decrease in your effective tax rate in 2010. Although your sales outside the UK remained relatively flat from 2008 through 2010 as indicated in a table on page 151, it appears from your disclosures on page 152 that your profit before tax for operations outside the UK increased from $6,069 million in 2008 to $7,879 million in 2010, or an increase of 30%. Please provide us proposed disclosure to be included in future filings that explains the disproportionate domestic and foreign profit before tax compared to your domestic and foreign revenues and identifies the significant jurisdictions associated with the your lower effective tax rate.

On page 152 of the 2010 Annual Report, we disclose profit before tax outside the UK of $6,069m, $7,994m and $7,879m for years 2008, 2009 and 2010 respectively. Correspondingly, for the Group, we disclose profit before tax of $8,681m, $10,807m and $10,977m. Accordingly, both the Group and UK profits show the same trend through a period where Group revenues (and revenues outside the UK) recorded percentage increases in the low single digits.

Profits in 2009 and 2010 were favourably impacted (compared with 2008) by several key factors as the benefits of the restructuring programmes we started in 2007 began to deliver significant benefits. Firstly, the Group began reducing R&D spend through productivity initiatives and lower costs associated with late stage development projects that had progressed to pre-registration. Secondly, gross margin was favourably impacted by lower restructuring costs, lower payments to Merck and efficiency gains and mix factors. In addition, other income was around 25% higher in both 2009 and 2010, when compared with 2008. Our Financial Review section of the Annual Report includes further details of these movements, supplemented by additional commentary elsewhere in the Annual Report, with further analysis specifically on revenue movements being contained in both the Geographical Review and Therapy Areas Reviews. Given the above level of information already provided in our Annual Report, we believe that our existing commentary on revenues and profit before tax clearly explain movements between the years 2008 and 2010.

The ‘Differences in effective overseas tax rates’ balance detailed in note 4 on page 150 was unusually low in 2008, with years 2009 and 2010 and prior to 2008 being more consistent on a long term trend. Where tax rates have varied in our major jurisdictions we provide additional disclosures to explain these changes. For example in our 2010 Annual Report we detail both the decrease in Swedish tax rates in 2009 and the reduction in UK tax rates due to take effect from 1 April 2011 as footnotes to the tax reconciliation table.

To enhance the level of disclosures we already include in our Annual Report on tax matters, we intend to include the following additional disclosure in our 2011 Annual Report:

Proposed footnote for ‘Tax reconciliation to UK statutory rate’ data table in Note 4 Taxation

AstraZeneca is domiciled in the UK but operates in other countries where the tax rates and tax laws are different to those in the UK. The impact of differences in effective overseas tax rates on the Group’s overall tax charge is shown above.  Profits arising from certain operations in overseas jurisdictions are granted special status and are taxed at a reduced rate compared with the normal rates of tax in that territory.